

April 28, 2011

Ann Marie Petach
Managing Director and Chief Financial Officer
BlackRock, Inc
55 E 52nd Street
New York, NY 10055

> **Re: BlackRock, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **File No. 001-33099**

Dear Ms. Petach:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

Item 6. Selected Financial Data, page 40

1.   Please tell us if you have considered disclosing revenues from related parties separately in your Selected Financial Data table. Given the significant amount of your revenues derived from related party transactions, this disclosure would enhance understanding of your results of operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       If you have any questions, you may contact Dan Gordon at (202) 551-3486 or me at (202) 551-3693.

                       Sincerely,

                       Eric McPhee
                       Staff Accountant